UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2023
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated November 29, 2023, announcing the Company’s dividend and earnings report for the third quarter of 2023.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-261630), filed with the U.S. Securities and Exchange Commission with an effective date of February 14, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: November 30, 2023	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report as per September 30, 2023
– The direction is up in a strong market

Wednesday, November 29, 2023

Highlights:

1
For decades, the experience is that uncertain times create demand for our ships. We see that there is a scarcity of tankers. The NAT fleet is busy supplying energy to many parts of the world. NAT has not loaded Russian oil for several years. Our main customers, the major oil companies know that our ships are first class and they know they can always rely on Nordic American.

2
Inflation in the US came in at 3.2% in October, down from 9.1% a little more than a year ago. The US economy is on the right track and China is also taking steps to stimulate its economy. Oil will continue to be an important commodity for all major economies for a long time. It is anticipated that world oil demand will grow also in 2024.

3
The net income for the first nine months of 2023 is more than $100 million higher than for the same period last year. The net income for the first nine months of 2023 totaled $81.2 million compared to the net loss of -$20.9 million during the first nine months of 2022. The third quarter in 2023 came in with a net income of $7.5 million.

4
The average Time Charter Equivalent (TCE) for our spot vessels (15) during the third quarter of 2023 came in at $32,832 per day per ship. Including vessels on term contracts (4), the total average NAT TCE was $31,235 per day per ship. During the same quarter last year the TCE was $27,850 per day per ship. Similar to the other quarters this year, this is one of the strongest third quarter TCE’s ever achieved in NAT’s 28-year history as a listed company. The operating costs per day per ship are about $9,000.

5
Bookings for the fourth quarter of 2023  indicate a strong fourth quarter. About 73% of our spot voyage days for the fourth quarter of 2023 have now been booked at an average TCE of $43,160 per day per ship. There is a scarcity of our type of ships, leading to better results and higher dividend.

6
We are scheduled to take delivery of the recently purchased suezmax tanker, to be named “Nordic Hawk”,  on December 4, 2023. Nordic Hawk is the name of the first vessel in the NAT fleet following our US stocklisting in 1995. Including Nordic Hawk our fleet stands at 20 Suezmax tankers.

7
The dividend for the third quarter of 2023 is 6 cents ($0.06) per share. The Dividend is payable January 17, 2024 to shareholders of record as of December 20, 2023. Higher earnings will result in higher dividends.

8
NAT has one of the lowest debt levels among publicly listed tanker companies. Our net debt stood at $170.8 million, equal to $9 million per ship at September 30, 2023. The objective of NAT clearly remains to become free of debt.

9
The NAT fleet of versatile suezmax tankers offer flexibility in loading and discharging ports. Through careful voyage planning and adjustment of speed of our vessels, we reduce emissions. Each individual ship in The NAT fleet is of excellent technical quality, as demonstrated in the vetting performance, the score board undertaken by our customers.

Sincerely,

Herbjørn Hansson
founder, Chairman & CEO
Nordic American Tankers Ltd

Our Fleet

As of September 30, 2023 our fleet consisted of 19 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet.

In the course of this coming week, we are scheduled to take delivery of one more vessel to our fleet. The 2016-, Hyundai-built suezmax tanker named “Nordic Hawk” will join and increase our fleet to 20 ships.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflect the good quality and maintenance of our fleet.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the third quarter and the first nine months of 2023

For the third quarter 2023, the net income was $7.5 million or an EPS of $0.04.

The first nine months of 2023 produced a Net income of $81.2 million. This is a $102.1 million improvement from the first nine months of 2022, that saw a Net loss of -$20.9 million.

The average time charter equivalent (TCE) for our fleet during the third quarter of 2023 came in at $31,235 per day per ship, up from the same quarter last year of $27,850 per day per vessel. The market has continued on a firm note although seasonal softness has been evident in both the second and third quarter of 2023. 73% of our spot voyage days in the fourth quarter 2023 have been booked at an average TCE of $43,160 per day per ship. This number is on a discharge-to-discharge basis. We currently have fifteen of our nineteen vessels in the spot market.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 5 and 6 of this press release.

Financing

Our Net Debt (total liabilities less current assets) stood at $170.8 million, which equals $9 million per ship based on 19 vessels, as of September 30, 2023.

The details of our two financing arrangements are as follows;

1)	The total outstanding balance to CLMG/Beal Bank, was $87.7 million as of September 30, 2023, including current portion of the debt.

2)	The 5 vessels financed through Ocean Yield have as of September 30, 2023 a total outstanding balance of $170.2 million, including current portion of the debt.

The Beal/CLMG loan is after extention of final maturity with 12 months not presented as current in this report. Current portion of long term debt is now $25.9 million net of transaction costs.  $14.2 million is related to the Ocean Yield financing and $11.7 million is related to the Beal/CLMG financing. Restricted cash of $4.9 million is related to deposits held for future Drydockings of our vessels, in accordance with our borrowing agreement with Beal Bank/CLMG.

The new vessel, Nordic Hawk, to be delivered shortly, is financed through a financing arrangement with Ocean Yield. The arrangement is similar to the financing of the five vessels we already have in our fleet.

For the third quarter of 2023 a cash dividend of 6 cent ($0.06) per share has been declared. This is our 105th consecutive quarterly dividend.

Payment of the dividend will be on January 17, 2024, to shareholders of record on December 20, 2023.

World Economy and the Tanker Market

Oil demand continues to be strong and the higher interest rates has lowered inflation significantly in the US, while China seems prepared to do what it takes to keep its economy thrive. Political uncertainty has not eased since last quarter and we do not see this going away anytime soon. We continue to see high demand for oil,  a fragmented trade picture with logistical inefficiencies and a tight supply of ships. These are interesting dynamics for the NAT oil tankers. Seasonal variations will occur, but as we have seen so far this year, the trend supports future earnings at higher levels than in the past.

NAT in particular stands to benefit from the fact that the supply of Suezmax tankers will remain at historic low levels for at least the next two or three years. Environmental regulations, increased steel and production costs, and higher interest rates make investing in new ships quite challenging.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 579 vessels as of September 30, 2023. With a fairly high ordering activity during the quarter, the orderbook for Suezmax tankers now counts 56 vessels which equals 10% of the world’s conventional suezmax fleet spread over the next 4 years (The historic average for orderbook in percent of existing fleet is 20%).

Only four new vessels will enter the fleet in 2024, 26 in 2025, 21 in 2026 and the rest in 2027. The fleet growth for the coming three years is set to be very muted.

The available shipyard capacity for large oil tankers (Suezmax and VLCCs) has to a large extent been booked by larger container and gas ships, leaving very limited capacity to build additional Suezmax tankers with quality yards on this side of 2026.

This is very good news for the long term market dynamics in our industry and we could potentially see net negative fleet growth in the conventional suezmax market in the coming two to three years.

All of the above are good news for the short- and long term outlook for our tankers. It is anticipated that the tanker markets will continue strong in the coming years.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our fleet of 20 more or less identical vessels, after the latest purchase, is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended			Nine Months Ended
Amounts in USD '000	Sept. 30, 2023	Jun. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022
Net Voyage Revenue	48,036	67,796	47,382	202,927	97,728

Vessel Operating Expenses	(14,607)	(15,922)	(14,829)	(44,483)	(48,212)
Depreciation Expenses	(12,669)	(12,726)	(12,299)	(38,119)	(37,688)
Gain on Disposal of Vessels	0	0	1,173	0	28
General and Administrative Expenses	(6,292)	(5,002)	(4,282)	(17,034)	(13,712)
Operating Expenses	(33,568)	(33,650)	(30,237)	(99,636)	(99,584)
Net Operating Income (Loss)	14,468	34,146	17,145	103,291	(1,856)

Interest Income	604	352	98	1,260	115
Interest Expense	(7,556)	(7,704)	(7,278)	(23,294)	(19,008)
Other Financial Income (Expenses)	(29)	15	43	(49)	(182)
Total Other Expenses	(6,981)	(7,337)	(7,137)	(22,083)	(19,075)
Net Income (Loss)	7,487	26,809	10,009	81,208	(20,931)
Basic and Diluted Earnings (Loss) per Share	0.04	0.13	0.05	0.39	(0.10)
Weighted Average Number of Common Shares Outstanding	208,796,444	208,796,444	206,904,866	208,796,444	199,705,596
Common Shares Outstanding	208,796,444	208,796,444	208,796,444	208,796,444	208,796,444

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)
Amounts in USD '000	Sept. 30, 2023	Dec. 31, 2022
Cash and Cash Equivalents	69,151	59,583
Restricted Cash	4,893	3,719
Accounts Receivable, Net	21,960	20,474
Prepaid Expenses	5,184	5,975
Inventory	22,192	25,430
Voyages in Progress	7,238	23,997
Other Current Assets	1,998	3,484
Total current assets	132,616	142,662
Vessels, Net	702,239	735,134
Other Non-Current Assets	1,477	2,087
Total Non-Current Assets	703,716	737,221
Total Assets	836,332	879,883

Accounts Payable	3,988	6,960
Accrued Voyage Expenses	5,913	11,315
Other Current Liabilities	10,514	14,439
Dividends Payable	27,144	0
Current Portion of Long Term Debt	25,865	39,700
Total Current liabilities	73,424	72,414
Long-Term Debt	229,308	266,337
Other Non-Current Liabilities	660	1,150
Total Non-current Liabilities	229,968	267,487
Shareholders' Equity	532,940	539,982
Total Liabilities and Shareholders' Equity	836,332	879,883

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)
	Nine Months Ended	Twelve Months Ended
Amounts in USD '000	Sept. 30, 2023	Dec. 31, 2022
Net Cash Provided by Operating Activities	126,073	24,134

Investment in Vessels	(484)	(5,116)
Investment in Newbuildings	0	(90,301)
Proceeds from Vessel Sales	0	81,074
Net Cash Used in Investing Activities	(484)	(14,343)

Proceeds from Issuance of Common Stock	0	49,096
Proceeds from Vessel Financing	0	88,000
Repayments of Vessel Financing	(10,592)	(11,476)
Repayment of Borrowing Facility	(41,529)	(93,933)
Dividends Distributed	(62,639)	(22,682)
Net Cash Provided by (Used in) Financing Activities	(114,760)	9,005

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	10,829	18,796
Effect of exchange rate changes on Cash	(87)	(142)
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	63,302	44,648
Cash, Cash Equivalents and Restricted Cash at End of Period	74,044	63,302
Cash and Cash Equivalents	69,151	59,583
Restricted Cash	4,893	3,719

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Nine Months Ended
Amounts in USD '000	Sept. 30, 2023	Jun. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022
Voyage Revenue	78,450	99,100	104,879	298,983	229,133
Voyage Expense	(30,414)	(31,304)	(57,497)	(96,056)	(131,405)
Net Voyage Revenue (1)	48,036	67,796	47,382	202,927	97,728

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Sept. 30, 2023	Jun. 30, 2023	Sept. 30, 2022	Dec. 31, 2022
Net Income	7,487	26,809	10,009	15,101
Interest Expense (Income), net	6,952	7,352	7,180	26,698
Depreciation Expense	12,669	12,726	12,299	50,421
EBITDA (2)	27,108	46,887	29,488	92,220
Gain on Disposal of Vessels	0	0	(1,173)	(5,691)
ADJUSTED EBITDA	27,108	46,887	28,315	86,529

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Alexander Kihle, Finance Manager Nordic American Tankers Limited Tel: +47 91 72 41 71
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391

Web-site: www.nat.bm